
200FSFJk$73n7FqME

| PETIQ | Donnelley Financial | NC8600AC691579 12.2.12 | ADG valed0cm | 30-Jun-2017 01:10 EST | | 317694 FS 1 | 18* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

As filed with the Securities and Exchange Commission on July [   ], 2017

Registration No. 333-218955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

PetIQ, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	5122	35-2554312
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

500 E. Shore Drive, Suite 120
Eagle, Idaho 83616
208-939-8900

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

McCord Christensen
Chief Executive Officer
PetIQ, Inc.
500 E. Shore Drive, Suite 120
Eagle, Idaho 83616
208-939-8900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

James J. Junewicz, Esq.	Christopher D. Lueking, Esq.
Christina T. Roupas, Esq.	Stelios G. Saffos, Esq.
Winston & Strawn LLP	Latham & Watkins LLP
35 West Wacker Drive	330 North Wabash Avenue, Suite 2800
Chicago, Illinois 60601	Chicago, Illinois 60611
(312) 558-5600	(312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE
Class A common stock, $0.001 par value per share	$85,000,000	$9,851.50

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Includes 850,000 shares of Class A common stock subject to the underwriters' option to purchase additional shares of Class A common stock.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

PETIQ		Donnelley Financial	NC8600AC691579 12.2.12	ADG valed0cm	30-Jun-2017 03:56 EST		317694 COV 1	16*
DRS				CHW	23-Jun-2017 17:26 EST	COMP g76j19-1.0	PS PMT	4C

200FSFJk$75X#QTMn

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY [   ], 2017

PRELIMINARY PROSPECTUS

5,666,667 Shares



PetIQ, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of PetIQ, Inc. We are offering 5,666,667 shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share. We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol "PETQ."

Investing in our Class A common stock involves substantial risk. See "Risk Factors" beginning on page 20 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an "emerging growth company" under the U.S. federal securities laws and will be subject to reduced public company reporting requirements.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriters' discounts and commissions (1)	$	$
Proceeds to PetIQ, before expenses	$	$

(1) We refer you to "Underwriting" beginning on page 108 of this prospectus for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be on or about   , 2017. We have granted the underwriters an option for a period of 30 days to purchase an additional 850,000 shares of our common stock to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commission payable by us will be $ and the total proceeds to us, before expenses, will be $.

Joint Book-Running Managers

Jefferies   **William Blair**

Co-Managers

Oppenheimer & Co.   **Raymond James**   **SunTrust Robinson Humphrey**

Prospectus dated   , 2017


Increase Number of Products with Existing Retailers. We conduct business with the majority of leading retailers with our core product offerings. We believe our net sales will continue to grow as we expand the number of products we have available for sale at each retailer. We also plan to creatively expand SKU placement within existing accounts through our in-house merchandising capabilities. Additionally, with the potential enactment of the FTPOA, we believe we are positioned to expand our presence and shelf space in the retail pharmacy channel with leading retailers. These leading retail pharmacies in addition to a large number of independent pharmacies, could become a significant source of growth for our product categories.

Enhance Margins. We expect that our margins will increase as our product mix continues to evolve and include a greater portion of our proprietary value-branded products. Additionally, as net sales increase, we will realize the benefits of leveraging our existing assets and facilities and share efficiency gains with our sourcing and manufacturing partners further driving margin improvement. We believe that, except for the expenses normally associated with being a public company, we will not have material increases in our selling and general administrative expenses as we pursue our growth plans because of our recent substantial investments in our corporate infrastructure.

Recent Developments

Preliminary Financial Results for the Three Ended June 30, 2017

Our preliminary estimated unaudited financial results that we expect to report as of and for the three months ended June 30, 2017 are set forth below. We have not yet closed our books as of and for the three months ended June 30, 2017. Our independent registered public accounting firm has not completed its review of our results as of and for the three months ended June 30, 2017. Estimates of results are inherently uncertain and subject to change and we undertake no obligation to update this information. Our estimates contained in this prospectus may differ materially from actual results due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized. Actual results remain subject to the completion of management's final review. The estimates set forth below were prepared by our management and are based upon a number of assumptions. See "Managements' Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates," "Risk Factors—Risks Related to Our Business and Industry" and "Forward-Looking Statements."

These estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the three months ended June 30, 2017 are not necessarily indicative of the results to be achieved in any future period. Our condensed consolidated financial statements and related notes as of and for the three months ended June 30, 2017 are not expected to be filed with the SEC until after this offering is completed.

Net Sales

For the three months ended June 30, 2017, we expect to report net sales in the range of $[   ] million to $[   ] million as compared to $61.3 million for the three months ended June 30, 2016. The increase in net sales was due primarily to sales to new customers, growing sales to existing customers and the launch of new products.

Net Income

For the three months ended June 30, 2017, we expect to report net income in the range of $[   ] million to $[   ] million as compared to $0.6 million for the three months ended June 30, 2016. The increase in net income was due primarily to the increase in net sales, an increase in gross margin resulting from product mix and lower general and administrative costs as a percentage of sales.

Adjusted EBITDA

For the three months ended June 30, 2017, we expect to report Adjusted EBITDA in the range of $[   ] million to $[   ] million as compared to $4.1 million for the three months ended June 30, 2016. The increase in

| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 30-Jun-2017 13:57 EST | | 317694 TX 8 | 8* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

200FSFJk\$7BkoKZt

Adjusted EBITDA was due primarily to the increase in net sales and lower general and administrative costs as a percentage of sales. Adjusted EBITDA is a non-GAAP financial measure. The following table reconciles preliminary net income, the most comparable GAAP measure, to preliminary Adjusted EBITDA:

	THREE MONTHS ENDED JUNE 30,		
	2017–LOW	2017-HIGH	2016
		(estimated)	
(dollars in thousands)			
Net income)	$	$	$ 598
Non-GAAP adjustments:			
Depreciation			499
Amortization			272
Interest			751
EBITDA			2,120
Loss on debt extinguishment[1]			
Litigation expenses[2]			1,836
Management fees[3]			181
Adjusted EBITDA	$	$	$4,137

(1) Loss on debt extinguishment reflects costs relating to the refinancing of our prior credit facility, including a write-off of unamortized loan fees, legal fees and termination fees.

(2) These litigation expenses relate to cases involving the Company that were favorably resolved in the second quarter of 2016. The Company expects litigation expenses to decline in 2017.

(3) Represents annual fees paid pursuant to our management agreements with Eos, Porchlight and Clarke Capital. The management agreements will terminate in connection with this offering; however, we will pay fees to members of our board of directors following the offering. See "Certain Relationships and Related Party Transactions."

We include Adjusted EBITDA in this prospectus for the reasons as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations–Non-GAAP Financial Measures." Adjusted EBITDA has certain limitations in that it does not reflect all expense items that affect our results. These and other limitations are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations– Non-GAAP Financial Measures." We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Liquidity

As of June 30, 2017, we had approximately $1.5 million of cash and cash equivalents and approximately $38.0 million of debt outstanding.

We have provided a range for the preliminary results described above primarily because our financial closing procedures as of for the three months ended June 30, 2017 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate.

Corporate Information

PetIQ, Inc., a Delaware corporation, was incorporated in February 2016 for the purpose of this offering and has had no business activities or transactions to date. PetIQ is a holding company and the sole managing member of True Science Delaware Holdings, LLC, a Delaware limited liability company, which was formed in May 2012 and renamed PetIQ Holdings, LLC, which we refer to as HoldCo, in February 2016 to better reflect our pet-centric business. HoldCo is the sole member of PetIQ, LLC, an Idaho limited liability company and our



200FSFJk$7Ge#qHMr

| PETIQ | Donnelley Financial | VDI-W7-PR3-1432 12.2.12 | ADG peree0px | 30-Jun-2017 20:59 EST | | 317694 TX 9 | 10* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

predecessor for financial reporting purposes, and has no operations and no assets other than the equity interests of OpCo. Our principal executive office is located at 500 E. Shore Dr., Suite 120, Eagle, ID 83616, and our telephone number is 1-208-939-8900. Our corporate website address is www.petiq.com. We do not incorporate the information on or accessible through any of our websites into this prospectus, and you should not consider any information on, or that can be accessed through, our websites as part of this prospectus.

Our Equity Sponsors

Eos Partners, L.P. ("Eos") is an alternative investment firm that actively invests in the private equity, credit and public equity markets. Eos targets lower middle market companies in a number of sectors including consumer, healthcare, financial services, energy and business and media services. Immediately following the consummation of this offering, Eos will own approximately 45.6% of our Class A common stock and 26.7% of the total voting power, or 42.5% and 25.6%, respectively if the underwriters' option to purchase additional shares of Class A common stock is exercised in full.

Clarke Capital Partners ("Clarke Capital") is a family office investment firm focused on early stage and growth equity businesses. Clarke Capital's targeted sectors include consumer, technology and media and business services. Immediately following the consummation of this offering, Clarke Capital will own approximately 12.9% of our Class B common stock and 5.4% of the total voting power, or 12.9% and 5.1%, respectively, if the underwriters' option to purchase additional shares of Class A common stock is exercised in full.

Porchlight Equity Partners ("Porchlight") is a private equity firm focused on business services and consumer companies. Immediately following the consummation of this offering, Porchlight will own approximately 2.6% of our Class A common stock, approximately 18.0% of our Class B common stock and 9.0% of the total voting power, or 2.4%, 18.0% and 8.6%, respectively, if the underwriters' option to purchase additional shares of Class A common stock is exercised in full.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in net sales during our last fiscal year, we qualify as an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

- an option to present only two years of audited financial statements and only two years of related management's discussion and analysis in the registration statement of which this prospectus is a part;
- an exemption from compliance with the requirement for auditor attestation of the effectiveness of our internal control over financial reporting for so long as we qualify as an emerging growth company;
- an exemption from compliance with any requirement that the Public Company Accounting Oversight Board ("PCAOB") may adopt regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;
- an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;
- reduced disclosure about our executive compensation arrangements; and
- exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the year in which we have $1.07 billion or more in annual net sales; the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates as of the last day of our most recently completed second quarter; the issuance, in any three-year period, by us of more than $1 billion in non-convertible debt securities; or the last day of the year ending after the fifth anniversary of this offering. We may choose to take



| PETIQ | Donnelley Financial | IL0647AM026204 12.2.12 | ADG pellc0cw | 30-Jun-2017 17:16 EST | | 317694 TX 11 | 11* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

THE OFFERING

Issuer in this offering . . . .   PetIQ, Inc.

Class A common stock offered by us . . .   5,666,667 shares, or 6,516,667 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full.

Underwriters' option to purchase additional shares of Class A common stock . . . .   We and the selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to 850,000 additional shares of Class A common stock.

Shares of Class A common stock to be outstanding after this offering . . . . . .   11,751,342 shares (or 12,601,342 shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Shares of Class B common stock to be outstanding after this offering . . . . . .   8,351,928 shares, all of which will be owned by the Continuing LLC Owners.

Voting rights . . . .   Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. Each share of Class A common stock and Class B common stock will entitle its holder to one vote per share on all such matters. See "Description of Capital Stock."

Voting power held by investors in this offering after giving effect to this offering . . . .   28.2% (or 31.1%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by all holders of Class A common stock after giving effect to this offering . . . .   58.5% (or 60.1%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by all holders of Class B common stock after giving effect to this offering . . . .   41.5% (or 39.9%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by the Continuing LLC Owners and Certain Sponsors after giving effect to this offering . . .   71.8% (or 68.9%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Ratio of shares of Class A common stock to LLC Interests . . . .   Our amended and restated certificate of incorporation and the Sixth Amended and Restated Limited Liability Company Agreement of HoldCo (the "HoldCo Agreement"), each of which will become


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| **PETIQ** | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | **30-Jun-2017 13:57 EST** | | **317694 TX 12** | 9* |
| **DRS** | | | CHW | **23-Jun-2017 17:26 EST** | **COMP** | PS   PMT | 1C |

effective prior to this offering, will require that at all times (i) we maintain a ratio of one LLC Interest owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities) and (ii) HoldCo maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Interests owned by the Continuing LLC Owners. This construct is intended to result in the Continuing LLC Owners having a voting interest in PetIQ that is substantially the same as the Continuing LLC Owners' percentage economic interest in HoldCo. The Continuing LLC Owners will own all of our outstanding Class B common stock.

Use of proceeds .... We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions, will be approximately $74.6 million, assuming the shares are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus).

We intend to use the net proceeds of this offering to (i) pay off the Preference Notes in the aggregate amount of $52.5 million and (ii) purchase 5,666,667 newly issued LLC Interests from HoldCo at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. The Preference Notes will become due and payable upon the consummation of this offering and accrue interest at a rate of two percent per annum.

We intend to cause HoldCo to use such proceeds: (i) to pay fees and expenses of approximately $4.5 million in connection with the Transactions and this offering and (ii) approximately $17.6 million for general corporate purposes. See "Use of Proceeds" and "The Transactions" for additional information.

Exchange rights of holders of LLC
   Interests .... The Continuing LLC Owners will have the right, from time to time following this offering and subject to the terms of the HoldCo Agreement, to exchange all or a portion of their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis, subject to customary adjustments, including for stock splits, stock dividends and reclassifications. Our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. See "Certain Relationships and Related Party Transactions—HoldCo Agreement."



| PETIQ | Donnelley Financial | ADGP64RS17 12.2.12 | ADG pf_rend | | 30-Jun-2017 03:24 EST | | 317694 TX 13 | 11* |
| DRS | | | CHW | | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

Registration Rights Agreement . . . .   Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to the Continuing LLC Owners upon exchange of their LLC Interests and the shares of our Class A common stock that are issued to Certain Sponsors in connection with the Transactions. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Dividend policy . . . .   Except for the distributions described under "The Transactions," we currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by OpCo and its subsidiaries. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. See "Dividend Policy."

Risk factors . . . .   Investing in shares of our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 19 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our Class A common stock.

Proposed NASDAQ Global Market symbol . . . .   We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol "PETQ."

Unless otherwise indicated, the number of shares of our Class A common stock to be outstanding after this offering is based on 11,751,342 shares of our Class A common stock outstanding as of March 31, 2017 and excludes:

- 1,914,047 shares of our Class A common stock reserved for future issuance under our 2017 Omnibus Incentive Plan, which will become effective upon completion of this offering and contains provisions that automatically increase its share reserve each year; and
- 8,351,928 shares of Class A common stock reserved as of the closing date of this offering for future issuance upon exchange of LLC Interests by the Continuing LLC Owners.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

- the consummation of the Transactions;
- the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our bylaws, which will occur immediately prior to the closing of this offering;
- the consummation of a 1-for-0.23926 stock split of our Class A common stock and Class B common stock; and
- no exercise by the underwriters of their option to purchase up to 850,000 additional shares of Class A common stock in this offering.



| PETIQ | | Donnelley Financial | IL0647AM026204 12.2.12 | ADG pellc0cw | 30-Jun-2017 17:45 EST | | 317694 TX 16 | 8* |
| DRS | | | | CHW | 23-Jun-2017 17:26 EST | COMP g13d60-1.0 | PS PMT | 1C |

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering on a fully diluted basis, after giving effect to the Transactions, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Continuing LLC Owners (37.9%) — 100% Class B Shares

Certain Sponsors (27.6%) — Class A Shares

Public (25.7%) — Class A Shares

Incentive Plan (8.7%) — Class A Shares

PetIQ

Sponsor Corps (100%) — New LLC Interests

HoldCo (100%) — New LLC Interests

OpCo (100%)

TruRX, LLC (100%)

True Science Holdings, LLC (100%)

M & C USA, LLC (100%)

Tru Prodigy, LLC (100%)

Mark and Chappell Limited (100%)

Mark and Chappell (Ireland) Limited (100%)

Prodex D.O.O. (94%)



| PETIQ | Donnelley Financial | IL0647AM026204 12.2.12 | ADG pellc0cw | 30-Jun-2017 15:53 EST | | 317694 TX 17 | 10* |
| DRS | | START PAGE | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the summary historical consolidated financial and other data for OpCo and its subsidiaries. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes.

The summary consolidated statement of operations data for each of the years in the two-year period ended December 31, 2016 and the summary consolidated balance sheet data as of December 31, 2016 and 2015 are derived from the audited consolidated financial statements of OpCo included elsewhere in this prospectus. The summary consolidated statement of operations data for the fiscal quarters ended March 31, 2017 and 2016 and the summary consolidated balance sheet data as of March 31, 2017 are derived from the unaudited consolidated financial statements of OpCo included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The information set forth below should be read together with the "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

The summary historical consolidated financial and other data of PetIQ have not been presented as PetIQ has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

| | HISTORICAL OPCO | | | |
| | THREE MONTHS ENDED MARCH 31, | | YEAR ENDED DECEMBER 31, | |
	2017	2016	2016	2015
(dollars in thousands, except per share data)				
Consolidated statement of operations data:				
Net sales	$ 67,029	$52,298	$ 200,162	$205,687
Cost of sales	54,829	42,526	167,615	166,529
Gross profit	12,200	9,772	32,547	39,158
Operating expenses				
General and administrative expenses	7,405	8,063	31,845	35,588
Operating income	4,795	1,709	702	3,570
Other expense				
Other expense (income), net	3	(2)	(666)	—
Loss on debt extinguishment	—	993	1,681	1,449
Foreign currency loss (gain), net	49	121	24	(75)
Interest expense	464	901	3,058	3,545
Total other expense	516	2,013	4,097	4,919
Net income (loss)	$ 4,279	$ (304)	$ (3,395)	$ (1,349)
Pro forma weighted average shares of Class A common stock outstanding (unaudited): [1]				
Basic	11,751,342		11,751,342	
Diluted	11,751,342		11,751,342	
Pro forma net (loss) income per Class A common share (unaudited): [1]				
Basic	$ 0.19		$ (0.09)	
Diluted	$ 0.19		$ (0.09)	


200FSFJk$75FPK$t]

| PETIQ | Donnelley Financial | ADGP64RS06 12.2.12 | ADG pf_rend | 30-Jun-2017 03:24 EST | 317694 TX 33 | 9* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS | PMT | 1C |

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our industry and our business. Security and industry research analysts do not currently provide research coverage on us, and we cannot assure you that any research analysts will provide research coverage on us or our securities after this offering. If one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution of $ per share based on the initial public offering price of $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus), which is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our stock option and equity incentive plans. See "Dilution."

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately   shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering authorizes us to issue these shares of common stock and options relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2017 Omnibus Incentive Plan. See "Executive Compensation." Any common stock that we issue, including under the 2017 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, including sales by any one of our equity sponsors, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of 11,751,342 shares of our Class A common stock outstanding. Of the outstanding shares, the 5,666,667 shares sold or issued in this offering (or 6,516,667 shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale."

The remaining outstanding shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and all our existing stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them for 180 days following the date of this

33


200FSFJk$75FZWzt!

PETIQ	Donnelley Financial	ADGP64RS06 12.2.12	ADG pf_rend	30-Jun-2017 03:24 EST	317694 TX 34	9*
DRS		CHW		23-Jun-2017 17:26 EST	COMP	PS PMT 1C

prospectus. Jefferies LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See "Underwriting" for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such 11,751,342 shares (or 12,601,342 shares if the underwriters exercise their option to purchase additional shares in full) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that each of our equity sponsors will be considered an affiliate 180 days after this offering based on its expected share ownership (consisting of 9,864,417 shares), as well as its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

In addition, the Continuing LLC Owners and Certain Sponsors hold registration rights for the sale of   and   shares of our Class A common stock, respectively. Once we register these shares, they will be eligible for resale in the public market, subject only to the lock-up agreements described above and the limitations under Rule 144.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to the 2017 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 1,914,047 shares of our Class A common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Future offerings of debt securities, which would rank senior to our Class A common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Class A common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common stock. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common stock in this offering bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their ownership interest in our Company.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to "emerging growth companies" will make our Class A common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." In particular, while we are an "emerging growth company" (i) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor's report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an "emerging growth company" after 2016, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation



| PETIQ | Donnelley Financial | IL0647AM026204 12.2.12 | ADG pellc0cw | 30-Jun-2017 15:28 EST | | 317694 TX 37 | 11* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

THE TRANSACTIONS

The Transactions will be effectuated by the Recapitalization Agreement. See "—Organizational Structure Following This Offering" below for a chart depicting our organizational structure following the consummation of the Transactions and this offering. We refer to the consummation of the organizational transactions, including the Contributions and the Reclassification, each as described below, as the "Transactions."

Prior to this offering and prior to the Contributions described below, the Continuing LLC Owners and the Sponsor Corps directly held all of the issued and outstanding interests in HoldCo, and Certain Sponsors held all of the issued and outstanding interests in the Sponsor Corps. Accordingly, Certain Sponsors had an indirect interest in HoldCo equal to the aggregate interest of the Sponsor Corps in HoldCo. The Sponsor Corps were formed in 2012, and they have no assets, liabilities or operations, other than as holding companies owning direct interests in HoldCo.

Contributions

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps to PetIQ. In exchange for this contribution of the Sponsor Corps to PetIQ, Certain Sponsors will receive Certain Sponsor Preference Notes payable by PetIQ in the aggregate amount of $27.7 million and an aggregate of 5,665,574 shares of Class A common stock (which shares represent the remaining value of each Certain Sponsor's indirect interest in HoldCo immediately prior to the respective contribution after taking into consideration the amount of the applicable Certain Sponsor Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Certain Sponsors). The Certain Sponsor Preference Notes will become due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. Immediately following the contribution of the Sponsor Corps, each Sponsor Corp will become a wholly owned subsidiary of PetIQ. The Contributions will be effected prior to the time our Class A common stock is registered under the Securities Act, and prior to the completion of this offering.

Reclassification

The equity interests of HoldCo currently consist of seven different classes of limited liability company units (Class A, Class B, Class C, Class D, Class E, Class F and Class P). Prior to the completion of this offering, the HoldCo Agreement will be amended and restated to, among other things, modify the capital structure of HoldCo to create a single new class of units, the LLC Interests.

The LLC Interests to be received in the Reclassification will be allocated to the Sponsor Corps and the Continuing LLC Owners. The number of LLC Interests to be allocated to the Sponsor Corps, and therefore indirectly to PetIQ, will be equal to the number of shares of Class A common stock that Certain Sponsors receive in the Contributions 5,665,574 shares of Class A common stock). The Continuing LLC Owners (i) will exchange certain LLC interests for the Continuing LLC Owner Preference Notes payable by PetIQ in the aggregate amount of $24.8 million and (ii) will receive from PetIQ LLC an aggregate of 8,351,928 LLC Interests (which LLC Interests represent the remaining value of each Continuing LLC Owner's interest in HoldCo immediately prior to the Reclassification after taking into consideration the amount of the applicable Continuing LLC Owner Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Certain Sponsors). The Continuing LLC Owner Preference Notes will become due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. As a result, following the Contributions and the Reclassification, LLC Interests will be held by the Continuing LLC Owners and by PetIQ, which will hold its interests indirectly through the Sponsor Corps. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Following the Contributions and the Reclassification, PetIQ will issue to the Continuing LLC Owners one share of Class B common stock for each LLC Interest they hold. The shares of Class B common stock will have no right to receive distributions or dividends, whether cash or stock, but will entitle the holder to one vote per share on matters presented to stockholders of PetIQ. All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to completion of this offering, will be held by Certain Sponsors.



| PETIQ | Donnelley Financial | VDI-W7-PR3-1469 12.2.12 | ADG huera0px | 30-Jun-2017 21:10 EST | | 317694 TX 39 | 11* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

200FSFJk$7GgZ1ut(

Offering Transactions

In connection with the completion of this offering, we intend to use a portion of the net proceeds we receive to repay the Preference Notes and to purchase newly issued LLC Interests from HoldCo. See "Use of Proceeds."

In connection with the Contributions and the Reclassification, we will also indirectly acquire LLC Interests in an amount equal to the number of shares of LLC Interests issued to the Sponsor Corps in the Reclassification as a result of us owning the Sponsor Corps following the Contributions. Accordingly, following this offering, we will hold a number of LLC Interests that is equal to the number of shares of Class A common stock (11,751,347 shares of Class A common stock) that we issued to Certain Sponsors and investors in this offering. HoldCo will reimburse PetIQ for all of the expenses of this offering.

As a result of the Transactions and this offering, upon completion of this offering:

- the investors in this offering will collectively own 5,666,667 shares of our Class A common stock (or 6,516,667 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing 28.2% of the voting power in the Company (or 31.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- Certain Sponsors will collectively own 6,084,675 shares of our Class A common stock, representing 30.2% of the voting power in the Company (or 29.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

- the Continuing LLC Owners will collectively own 8,351,928 shares of our Class B common stock, representing 41.5% of the voting power in the Company (or 39.9% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).


200FSFJk$7F8ojxM(

| PETIQ | Donnelley Financial | IL0647AM026204 12.2.12 | ADG pellc0cw | 30-Jun-2017 17:45 EST | | 317694 TX 40 | 11* |
| DRS | | CHW | | 23-Jun-2017 17:26 EST | COMP g13d60-1.0 | PS PMT | 1C |

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering on a fully diluted basis, after giving effect to the Transactions, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 30-Jun-2017 13:59 EST | | 317694 TX 41 | 11* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated expenses of $4.5 million, will be approximately $74.6 million, assuming the shares are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $5.2 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated expenses of $4.5 million. Similarly, an increase or decrease of 566,667 shares in the number shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $8.0 million, assuming no changes in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated expenses of $4.5 million.

We intend to use the net proceeds of this offering to (i) pay off the Preference Notes in the aggregate amount of $52.5 million and (ii) purchase 5,666,667 newly issued LLC Interests from HoldCo at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. The Preference Notes will accrue interest at a rate of two percent per annum and will be due and payable immediately upon the consummation of this offering.

We intend to cause HoldCo to use such proceeds: (i) to pay fees and expenses of approximately $4.5 million in connection with the Transactions and this offering and (ii) approximately $17.6 million for general corporate purposes.



| PETIQ | Donnelley Financial | AZ0151AC599758 12.2.12 | ADG mahoj0px | 30-Jun-2017 18:40 EST | | 317694 TX 46 | 11* |
| DRS | | START PAGE | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma information reflects the impact of this offering, after giving effect to the Transactions discussed in the section of this prospectus entitled "The Transactions." The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2016 and the three months ended March 31, 2017 give effect to the Transactions and this offering as if the same had occurred on January 1, 2016. The unaudited pro forma balance sheet as of December 31, 2016 and March 31, 2017 give effect to the Transactions and this offering as if the same had occurred on such date.

We have derived the unaudited pro forma consolidated balance sheet and statement of operations as of and for the year ended December 31, 2016 from the audited consolidated financial statements of OpCo as of and for the year ended December 31, 2016 included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated balance sheet and statement of operations as of and for the three months ended March 31, 2017 from the unaudited consolidated financial statements of OpCo as of and for the three months ended March 31, 2017 included elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The pro forma adjustments related to the Transactions, which we refer to as the Transaction Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

■ the amendment and restatement of the limited liability company agreement of HoldCo to, among other things, (i) modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, (ii) exchange all of the HoldCo existing membership interests for LLC Interests and (iii) appoint PetIQ as the sole managing member of HoldCo;

■ the amendment and restatement of PetIQ's certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they own;

■ the contribution by Certain Sponsors of all of the Sponsor Corps to PetIQ in exchange for the issuance of the Certain Sponsor Preference Notes payable by PetIQ and shares of Class A common stock to Certain Sponsors;

■ the exchange by the Continuing LLC Owners of certain LLC Interests for the Continuing LLC Owner Preference Notes;

■ the Continuing LLC Owners retaining the remaining LLC Interests;

■ a 1-for-0.23926 stock split of our Class A common stock and Class B common stock; and

■ a provision for income taxes and deferred taxes reflected PetIQ as a taxable corporation at an effective rate of 16% for the three months ended March 31, 2017 and 16% for the year ended December 31, 2016.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

■ the issuance of shares of our Class A common stock in this offering in exchange for net proceeds of approximately $74.6 based on (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commission but before offering expenses;

■ the repayment of the Preference Notes in the aggregate amount of $52.5 million;

■ the purchase by PetIQ of 5,666,667 newly issued LLC Interests from HoldCo at purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions;

■ the changes in equity related to the purchase of LLC Interests and the related noncontrolling interest not owned by PetIQ; and

■ a provision for income taxes and deferred taxes reflecting PetIQ as a taxable corporation.



| PETIQ | Donnelley Financial | VDI-W7-PR3-1432 12.2.12 | ADG peree0px | 30-Jun-2017 19:36 EST | | 317694 TX 48 | 15* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

PetIQ, Inc.
Unaudited Pro Forma Consolidated Balance Sheet Data as of March 31, 2017

(dollars in thousands)	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
Current assets					
Cash and cash equivalents	$ 1,376		$ 1,376	$ 22,088	$ 23,464
Accounts receivable, net of allowance for doubtful accounts	27,327		27,327		23,327
Inventories	48,054		48,054		48,054
Supplier prepayments	2,561		2,561		2,561
Other current assets	3,041		3,041		3,041
Total current assets	82,359			22,089	104,448
Property, plant and equipment, net	12,842		12,842		12,842
Restricted cash and deposits	250		250		250
Other non-current assets	2,709		2,709		2,709
Deferred tax assets				12,031	12,031
Intangible assets, net of accumulated amortization	3,849		3,849		3,849
Goodwill	4,697		4,697		4,697
Total assets	$106,706		$106,706	$ 34,120	$140,826
Liabilities and member's equity					
Current liabilities					
Accounts payable	$ 12,502				
Accrued wages payable	669				
Accrued interest payable	173				
Other accrued expenses	326				
Current portion of long-term debt and capital leases	2,541				
Preference notes		52,462	52,462	(52,462)	
Total current liabilities	16,211				
Non-current liabilities					
Long-term debt	42,990				
Obligations under capital leases, less current installments	412				
Deferred acquisition liability	1,330				
Other non-current liabilities	364				
Total non-current liabilities	45,096				
Commitments and contingencies					
Equity					
Member's equity	47,219	(47,219)			
Class A common stock					
Class B common stock					
Additional paid-in capital		17,665	17,665	74,551	92,216
Accumulated deficit		(25,949)	(25,949)	12,031	(13,918)
Accumulated other comprehensive (loss)	(1,799)		(1,799)		(1,799)
Total member's equity	45,420	(55,503)	(10,083)	86,582	76,499
Non-controlling interest	(21)	3,041	3,020		3,020
Total equity	45,399	32,423	77,822	34,119	111,941
Total liabilities and equity	$106,706		$106,706		$140,826



200FSFJk$7GK=ipMq

| PETIQ | Donnelley Financial | VDI-W7-PR3-1469 12.2.12 | ADG huera0px | 30-Jun-2017 19:44 EST | | 317694 TX 49 | 20* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

PetIQ, Inc.
Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2017

(dollars in thousands)	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
Net sales	$67,029		$67,029		$67,029
Cost of sales	54,829		54,829		54,829
Gross profit	12,200		12,200		12,200
Operating expenses					
General and administrative expenses	7,405		7,405		7,405
Operating income	4,795		4,795		4,795
Interest expense	464		464		464
Foreign currency loss, net	49		49		49
Loss on debt extinguishment	—		—		—
Other expense, net	3		3		3
Total other expense, net	516		516		516
Net income before taxes	$ 4,279		$ 4,279		$ 4,279
Provision for income tax [1]		(689)	(689)		(689)
Net income		3,590	3,590		3,590
Net loss attributable to noncontrolling interest [2]		$(1,493)	$ 1,493		$ 1,493
Net income attributable to member		$ 2,097	$ 2,097		$ 2,097
Pro forma weighted average shares of Class A common stock outstanding: [2]					
Basic					11,751,342
Diluted					11,751,342
Pro forma net loss per Class A common share: [3]					
Basic					$ 0.18
Diluted					$ 0.18

[1] PetIQ will be subject to income tax with respect to our allocable share of any net taxable income from Holdco. The adjustment is calculated as 38.1% effective tax rate based on US federal income tax plus apportioned state tax rates, multiplied by the 58% economic interest PetIQ holds in Holdco.

[2] The Continuing LLC owners will be considered noncontrolling interests of PetIQ. The pro forma adjustment reflects the allocation of Holdco net income to the non-controlling interests.

[3] The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[4] The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.



| PETIQ | Donnelley Financial | VDI-W7-PR3-1271 12.2.12 | ADG medll0px | 30-Jun-2017 21:26 EST | 317694 TX 50 | 17* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT 1C |

PetIQ, Inc.
Unaudited Pro Forma Consolidated Balance Sheet Data as of December 31, 2016

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
(dollars in thousands)					
Current assets					
Cash and cash equivalents	$ 767		$ 767	22,088	23,464
Accounts receivable, net of allowance for doubtful accounts	17,195		17,195		17,195
Inventories	34,232		34,232		34,232
Supplier prepayments	2,985		2,985		2,985
Other current assets	1,358		1,358		1,358
Total current assets	56,537		56,537		56,537
Property, plant and equipment, net	13,044		13,044		13,044
Restricted cash and deposits	250		250		250
Other non-current assets	2,826		2,826		2,826
Deferred tax assets				12,031	12,031
Intangible assets, net of accumulated amortization	4,054		4,054		4,054
Goodwill	4,619		4,619		4,619
Total assets	$81,330		$ 81,330		115,449
Liabilities and member's equity					
Current liabilities					
Accounts payable	$ 9,333		$ 9,333		$ 9,333
Accrued wages payable	1,100		1,100		1,100
Accrued interest payable	44		44		44
Other accrued expenses	277		277		277
Current portion of long-term debt and capital leases	2,321		2,321		2,321
Total current liabilities	13,075		13,075		13,075
Non-current liabilities					
Long-term debt	25,158		25,158		25,158
Obligations under capital leases, less current installments	434		434		434
Deferred acquisition liability	1,303		1,303		1,303
Other non-current liabilities	378		378		378
Preference notes		52,462	52,462	(52,462)	
Total non-current liabilities	27,273		79,735		27,273
Commitments and contingencies					
Equity					
Member's equity	42,941	(42,941)			
Class A common stock					
Class B common stock					
Additional paid in capital		15,190	15,190	74,552	89,742
Accumulated deficit		(30,242)	(30,242)	12,031	(18,211)
Accumulated other comprehensive (loss)	(1,940)		(1,940)		(1,940)
Total member's equity/stockholders equity	41,001	(57,993)	(16,992)	86,583	69,591
Non-controlling interest	(19)	5,531	5,510		5,510
Total equity attributable to PetIQ	40,982	(52,462)	(11,482)	86,583	75,101
Total liabilities and equity	$81,330		81,328		115,449



| PETIQ | Donnelley Financial | VDI-W7-PR3-0585 12.2.12 | ADG vigth0px | 30-Jun-2017 19:42 EST | 317694 TX 51 | 16* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST COMP | PS PMT | 1C |

PetIQ, Inc.
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016

(dollars in thousands)	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS	AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS	PRO FORMA PETIQ
Net sales	$200,162		$200,162		$ 200,162
Cost of sales	167,615		167,615		167,615
Gross profit	32,547		32,547		32,547
Operating expenses					
General and administrative expenses	31,845		31,845		31,845
Operating income	702		702		702
Interest expense	3,058		3,058		3,058
Foreign currency loss, net	24		24		24
Loss on debt extinguishment	1,681		1,681		1,681
Other income, net	(666)		(666)		(666)
Total other expense, net	4,097		4,097		4,097
Net loss before taxes	$ (3,395)		$ (3,395)		$ (3,395)
Provision for income tax		547	547		547
Net loss		(2,848)	(2,848)		(2,848)
Net income attributable to noncontrolling interest	$	$(1,180)	$ (1,180)		$ (1,180)
Net loss attributable to member	$	$(1,668)	$ (1,668)		$ (1,668)
Pro forma weighted average shares of Class A common stock outstanding: [1]					
Basic					11,751,342
Diluted					11,751,342
Pro forma net loss per Class A common share: [2]					
Basic					$ (.14)
Diluted					$ (.14)

[1] PetIQ will be subject to income tax with respect to our allocable share of any net taxable income from Holdco. The adjustment is calculated as 38.1% effective tax rate based on US federal income tax plus apportioned state tax rates, multiplied by the 58% economic interest PetIQ holds in Holdco.

[2] The Continuing LLC owners will be considered noncontrolling interests of PetIQ. The pro forma adjustment reflects the allocation of Holdco net income to the non-controlling interests.

[3] The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.

[4] The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range listed on the cover page of this prospectus.


200FSFJk$7DFdW3MQ

| PETIQ | Donnelley Financial | IL0647AM026204 12.2.12 | ADG pellc0cw | 30-Jun-2017 15:48 EST | | 317694 TX 52 | 16* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the selected historical consolidated financial and other data for OpCo and its subsidiaries. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes.

The selected consolidated statement of operations data for each of the years in the two-year period ended December 31, 2016 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from the audited consolidated financial statements of OpCo and its subsidiaries included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal quarters ended March 31, 2017 and 2016 and the selected consolidated balance sheet data as of March 31, 2017 are derived from the unaudited consolidated financial statements of OpCo included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

The selected historical consolidated financial and other data of PetIQ have not been presented as PetIQ is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

| | HISTORICAL OPCO | | | |
| | THREE MONTHS ENDED MARCH 31, | | YEAR ENDED DECEMBER 31, | |
	2017	2016	2016	2015
(dollars in thousands, except per share data)				
Consolidated statement of operations data:				
Net sales	$ 67,029	$52,298	$ 200,162	$205,687
Cost of sales	54,829	42,526	167,615	166,529
Gross profit	12,200	9,772	32,547	39,158
Operating expenses				
General and administrative expenses	7,405	8,063	31,845	35,588
Operating income	4,795	1,709	702	3,570
Other expense				
Other expense (income), net	3	(2)	(666)	—
Loss on debt extinguishment	—	993	1,681	1,449
Foreign currency loss (gain), net	49	121	24	(75)
Interest expense	464	901	3,058	3,545
Total other expense, net	516	2,013	4,097	4,919
Net income (loss)	4,279	(304)	$ (3,395)	$ (1,349)
Pro forma weighted average shares used for computation of (unaudited): [1]				
Basic	11,751,342		11,751,342	
Diluted	11,751,341		11,751,342	
Pro forma net income (loss) per common share (unaudited): [1]				
Basic	$ 0.18		$ (0.14)	
Diluted	$ 0.18		$ (0.14)	

[1] Gives effect to the Transactions and this offering. See "Unaudited Pro Forma Consolidated Financial Information" for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.


200FSFJk$75HFXTM;

| PETIQ | Donnelley Financial | ADGP64RS04 12.2.12 | ADG pf_rend | 30-Jun-2017 03:25 EST | | 317694 TX 58 | 14* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

To continue to grow our pet Rx medications, OTC medications and health and wellness products, we invest in R&D on an ongoing basis. In addition to our own in-house R&D innovation specialists, we have also leveraged our market position to emerge as an attractive partner for outside R&D scientists developing new products and technologies in the pet health and wellness field. We believe these outside R&D scientists seek us out to partner on innovative products due to our proprietary value-branded manufacturing experience and relationships with key retail channel contacts. As our proprietary value-branded product lines continue to expand, we expect our R&D costs, and therefore our general and administrative expenses, could increase in the immediate future, but not necessarily as an overall percentage of net sales.

Net Income (Loss)

Our net income (loss) for future periods will be affected by the various factors described above. In addition, our historical results benefit from insignificant income taxes due to our status as a pass-through entity for U.S. federal income tax purposes, and we anticipate future results will not be consistent as our net income will be subject to U.S. federal and state income taxes.

Results of Operations

The following tables set forth our consolidated statements of operations in dollars and as a percentage of net sales for the periods presented:

	THREE MONTHS ENDED MARCH 31,		% OF NET SALES		YEAR ENDED DECEMBER 31,		% OF NET SALES	
	2017	2016	2017	2016	2016	2015	2016	2015
(dollars in thousands, except for percentages and per share data)								
Net sales	$ 67,029	$52,298	100.0%	100.0%	$ 200,162	$205,687	100.0%	100.0%
Cost of sales	54,829	42,526	81.8	81.3	167,615	166,529	83.7	81.0
Gross profit	12,200	9,772	18.2	18.7	32,547	39,158	16.3	19.0
Operating expenses								
General and administrative expenses	7,405	8,063	11.0	15.4	31,845	35,588	15.9	17.3
Operating income	4,795	1,709	7.2	3.3	702	3,570	0.4	1.7
Other income (expense)								
Other expense (income), net	3	(2)	—	—	(666)		—	—
Loss on debt extinguishment	—	993	—	—	1,681	1,449		—
Foreign currency loss (gain), net	49	121	—	—	24	(75)	—	—
Interest expense	464	901	—	—	3,058	3,545	—	—
Total other expense	516	2,013	—	—	4,097	4,919	—	—
Net income (loss)	$ 4,279	$ (304)	—	—	$ (3,395)	$ (1,349)	—	—
Pro forma weighted average shares used for computation of: (unaudited) [1]								
Basic	11,751,347		—	—	11,751,347		—	—
Diluted	11,751,347		—	—	11,751,347		—	—
Pro forma net income (loss) per common share (unaudited) [1]								
Basic	$ 0.19		—	—	$ (0.09)		—	—
Diluted	$ 0.19		—	—	$ (0.09)		—	—

[1] Gives effect to the Transactions and this offering. See "Unaudited Pro Forma Consolidated Financial Information" for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.


200FSFJk$75HrMNMN

| PETIQ | Donnelley Financial | ADGP64RS13 12.2.12 | ADG pf_rend | 30-Jun-2017 03:25 EST | | 317694 TX 85 | 21* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS   PMT | 1C |

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table discloses the compensation information for fiscal year 2016 for our principal executive officer ("PEO") and the two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year (collectively, the "named executive officers"). Certain updated compensation and other information is provided in the narrative sections following the Summary Compensation Table.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($) [1]	BONUS ($) [2]	TOTAL ($)
McCord Christensen . . . . *Chief Executive Officer*	2016	286,000	135,000	421,000
Scott Adcock . . . . *President*	2016	286,000	135,000	421,000
John Newland . . . . *Chief Financial Officer*	2016	281,000	135,000	416,000

[1] The amounts reported in the "Salary" column represent salary paid to the executives by the Company with respect to services provided in 2016, including the first paycheck paid in 2017.

[2] The amounts reported in the "Bonus" column represent discretionary bonuses paid to the executives by the Company in 2017 with respect to services provided in 2016.

Narrative to Summary Compensation Table

Base Salaries

Base salaries established for the Company's executive officers are intended to reflect each individual's responsibilities, experience, historical performance and other discretionary factors deemed relevant by the Company and have generally been set at levels deemed necessary to attract and retain individuals with superior talent. Base salaries are also designed to provide executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in the Company's operating performance.

Our named executive officers were entitled to the following annual base salaries:

NAME	2016 BASE SALARY ($) (EFFECTIVE JANUARY 1, 2016)	2017 BASE SALARY ($) (EFFECTIVE JANUARY 1, 2017)
McCord Christensen	286,000	294,500
Scott Adcock	286,000	294,500
John Newland	281,000	289,000

Base salaries were increased in 2017 to reflect individual performance and to recognize the contributions of our named executive officers within their respective roles.

Employee Benefit and Retirement Programs

We did not maintain any annual cash incentive programs, qualified defined benefit plans, qualified defined contribution plans or nonqualified deferred compensation plans for our named executive officers or other employees in 2016.

Employment Agreements

Effective May 31, 2012, Messrs. Christensen and Adcock entered into substantially similar employment agreements with the Company to serve as Chief Executive Officer and President, respectively, for a term of three years, plus automatic one-year renewals thereafter unless any party provides notice of intent not to renew the agreement. The agreements provided for an initial base salary of $240,000 per year. In addition, Messrs. Christensen and Adcock are entitled to receive annual cash bonuses in the discretion of the board of managers.



200FSFJk$75Hwj7Me
PETIQ Donnelley Financial ADGP64RS13 12.2.12 ADG pf_rend 30-Jun-2017 03:25 EST 317694 TX 86 16*
DRS CHW 23-Jun-2017 17:26 EST COMP PS PMT 1C

In the event that either executive's employment is terminated by the Company without "Cause" (as defined in the applicable employment agreement), the executive would be entitled to continued payment of his then-current annual base salary for a period of 12 months. The executives may resign their employment for any reason upon giving the Company no less than 30 days' notice.

Messrs. Christensen and Adcock are subject to certain restrictive covenants, including provisions regarding non-competition and non-solicitation of employees, independent contractors, clients, customers or suppliers, while employed by the Company and for a period following the termination of employment of either one year (in the event of a termination of employment by the Company for any reason other than Cause) or 18 months (in the event of a termination by the Company for Cause or by the executive for any reason). The Company may extend the covenant period up to one additional year; provided that it pays the executive his annual base salary (at the rate in effect at the time of his termination) during such extended period.

Newland Offer Letter

Mr. Newland is party to an offer letter dated March 6, 2014 pursuant to which he serves as the Company's Chief Financial Officer. Mr. Newland's offer letter provided for an initial base salary of $215,000 per year and eligibility to receive an annual cash bonus equal to fifty percent (50%) of his base salary. Mr. Newland's employment is at-will; however, if his employment is terminated without cause, he is entitled to continued payment of his then-current annual base salary for a period of three months. During the term of his employment, Mr. Newland is prohibited from engaging in any other employment or business activity directly related to the business of the Company.

Outstanding Equity Awards at 2016 Fiscal Year-End

	CLASS P UNITS	
NAME	**NUMBER OF CLASS P UNITS UNDERLYING UNVESTED AWARDS (#) (1)**	**MARKET VALUE OF UNVESTED CLASS P UNITS ($) (2)**
McCord Christensen	—	—
Scott Adcock	—	—
John Newland	100,000	$634,947

(1) Twenty-five percent (25%) of the Class P Units granted on December 8, 2014 pursuant to the HoldCo Agreement (as defined below) vest on each of the first four anniversaries of the grant date, subject to the recipient's continued employment through each applicable vesting date. All unvested Class P Units, to the extent outstanding, will fully vest upon the occurrence of a "Sale of the Company," as defined in the HoldCo Agreement.

(2) The market value of the unvested Class P Units was determined as of December 31, 2016.

Incentive Plan Awards

Class P Units Pursuant to the HoldCo Agreement

Prior to this offering, 800,000 Class P Units in HoldCo were available for issuance to employees, consultants and independent managers of HoldCo or a subsidiary thereof in the form of grants under the Fifth Amended and Restated Limited Liability Company Agreement of HoldCo (the "Prior HoldCo Agreement"), which became effective December 8, 2014. Class P Units under the Prior HoldCo Agreement are intended to constitute "profits interests" for federal income tax purposes. As shown above in the "Outstanding Equity Awards at 2016 Fiscal-Year End" table above, Mr. Newland held 200,000 Class P Units under the Prior HoldCo Agreement, 100,000 of which are unvested as of the date hereof.

On December 8, 2014, in connection with his Class P Unit grant, Mr. Newland entered a Confidentiality, Non-Solicit and Non-Compete Agreement, which prevents him from competing with the Company or soliciting the Company's employees, independent contractors, clients, customers or suppliers, during employment and for 18 months following his termination.

Under the Prior HoldCo Agreement, members that held Class P Units had the right to receive distributions with respect to their vested Class P Units only if the aggregate distributions made with respect to all classes of units in



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 30-Jun-2017 13:53 EST | | 317694 TX 87 | 16* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS   PMT | 1C |

HoldCo exceeded the distribution thresholds specified in the participants' individual award agreements. Pursuant to the Prior HoldCo Agreement, recipients of Class P Units were to be selected by the board of managers of HoldCo. Vested and outstanding Class P Units were subject to repurchase by HoldCo in the event of a Class P member's termination of employment with HoldCo or one of its subsidiaries.

As of July [   ], 2017, there were 354,618 total outstanding Class P Units held by nine employees of the Company. As a result of the Transactions, Class P Units will be exchanged for 143,554 shares of Class A common stock.

IPO Option Grants

Upon the effective date of the registration statement of which this prospectus is a part, we intend to grant stock options for 776,049 shares of our Class A common stock in the aggregate under the Omnibus Plan described below, at an exercise price equal to the initial public offering price. As part of these option awards, we intend to grant Mr. Christensen an option to purchase 191,405 shares of Class A common stock, Mr. Adcock an option to purchase 191,405 shares of Class A common stock, and Mr. Newland an option to purchase 143,554 shares of Class A common stock. The options will generally vest in ratable annual installments on each of the first four anniversaries of the grant date, subject to other applicable terms and conditions consistent with the Omnibus Plan and the applicable award agreements.

PetIQ, Inc. 2017 Omnibus Incentive Plan

We intend to adopt the PetIQ, Inc. 2017 Omnibus Incentive Plan (the "Omnibus Plan") pursuant to which cash and equity-based incentives (including through an annual incentive program) may be granted to participating employees, directors and consultants. We expect our board of directors to adopt, and our stockholders to approve, the Omnibus Plan before the consummation of this offering. The principal purposes of the Omnibus Plan are to encourage profitability and growth through short-term and long-term incentives that are consistent with our objectives; to give participants an incentive for excellence in individual performance; to promote teamwork among participants; and to give us a significant advantage in attracting and retaining key employees, directors and consultants. Our Omnibus Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), nonqualified stock options, stock appreciation rights, restricted shares, restricted stock units, performance-based awards (including performance-based restricted shares and performance units), and other stock or cash-based awards. When considering new grants of share-based or option-based awards, the Company intends to take into account previous grants of such awards.

Administration. The Omnibus Plan will be administered by our board of directors or by a committee that the board designates for this purpose (referred to below as the plan administrator). The plan administrator will have the power to determine the terms of the awards granted under our Omnibus Plan, including the exercise price, the number of shares subject to each award, and the exercisability of the awards. The plan administrator also will have full power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the Omnibus Plan.

Grant of Awards; Shares Available for Awards. Certain employees, directors and consultants will be eligible to be granted awards under the Omnibus Plan, other than incentive stock options, which may be granted only to employees. We will reserve 1,914,047 shares of our Class A common stock for issuance under the Omnibus Plan. The number of shares issued or reserved pursuant to the Omnibus Plan will be adjusted by the plan administrator, as they deem appropriate and equitable, as a result of stock splits, stock dividends, and similar changes in our Class A common stock. With respect to any award to any one participant that is intended to qualify as performance-based compensation for purposes of Section 162(m), (i) no more than 478,512 shares of our Class A common stock will be granted in a fiscal year, (ii) no more than $2,000,000 will paid in cash with respect to a performance period of one year, and (iii) no more than $2,000,000 will be paid in cash with respect to a performance period greater than one year. In addition, the maximum number of shares subject to awards granted during any fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year with respect to his or her service as a director, will not exceed $500,000 in total value (calculating the value of any such awards based on the grant date fair market value of such awards for financial reporting purposes).

Stock Options. Under the Omnibus Plan, the plan administrator may grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as non-qualified stock options. Stock options are

| PETIQ | Donnelley Financial | VDI-W7-PR3-1432 12.2.12 ADG peree0px | 30-Jun-2017 21:20 EST | 317694 TX 91 | 23* |
| DRS | | CHW | 23-Jun-2017 17:26 EST COMP | PS PMT | 1C |

200FSFJk$7GjDpYt

The following table sets forth material payments and the value of any equity to be received by each of our directors, executive officers or holders of 5% or more of our voting securities in connection with the offering:

	CONTRIBUTIONS		RECLASSIFICATION	
	CERTAIN SPONSOR PREFERENCE NOTES [1]	VALUE OF SHARES OF CLASS A COMMON STOCK [2]	CONTINUING LLC OWNER PREFERENCE NOTES [1]	VALUE OF SHARES OF CLASS B COMMON STOCK [3]
5% Stockholders				
EOS Funds [4]	$26,750,013	$80,372,355	$ —	$ —
Clarke Capital Entities [5]	—	—	8,124,998	16,174,200
Porchlight Entities [6]	5,337,487	4,611,255		33,896,400
True Science Founders, LLC [7]	—	—	—	
Executive Officers and Directors				
McCord Christensen	—	—	3,000,000	13,610,880
John Newland	2,877,255	—	—	—
Scott Adcock	—	—	3,000,000	12,363,435
Mark First [4]	26,750,013	80,372,355	—	—
Gary Michael	—	—	—	—
James Clarke [5]	—	—	8,124,998	16,174,200
Ronald Kennedy	—	—	3,999,995	6,881,790

[1] The Preference Notes will accrue interest at a rate of two percent per annum and will be immediately due and payable upon the consummation of this offering. The Company will use the proceeds of this offering to repay the Preference Notes. See "Use of Proceeds" and "—Preference Notes."

[2] The value of the shares of Class A common stock assumes that the shares are offered at $15.00 per share (the midpoint of the price ranged listed on the cover page of this prospectus).

[3] Each Continuing LLC owner will receive one share of Class B common stock for each LLC Interest it owns. As a result, the value of the LLC Interests correlates to the value of the Class B common stock owned by each Continuing LLC Owner. The Class B common stock is not freely tradeable and there will be no market for such shares. Accordingly, the value of the Class B common stock assumes that the shares are converted into shares of Class A common stock and that the Class A common stock is offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus).

[4] Includes $22,514,580 aggregate principal amount of Certain Sponsor Preference Notes and $67,646,715 value of 4,509,781 shares of Class A common held by ECP IV TS Investor Co. and $4,235,433 aggregate principal amount of Certain Sponsor Preference Notes and $12,725,640 value of 848,376 shares of Class A common stock held by Eos TS Investor Co. (collectively, the "Eos Funds"). Mr. First is the Managing Director of Eos Management.

[5] Includes $1,250,001 aggregate principal amount of Continuing LLC Sponsor Notes and $693,030 value of 46,202 shares of Class B common stock held by Labore et Honore LLC TS F Series, $6,874997 aggregate principal amount of Continuing LLC Sponsor Notes and $3,811,650 value of 254,110 shares of Class B common stock held by Labore et Honore LLC TS E Series, $2,526,990 value of 168,466 shares of Class B common stock held by Labore et Honore LLC TS Preferred Series, $1,510,020 value of 100,668 shares of Class B common stock held by Labore et Honore LLC TS C Series, $5,255,625 value of 350,375 shares of Class B common stock held by Labore et Honore LLC and $2,376,885 value of 158,459 shares of class B common stock held by Labore et Honore LLC TS Founders Series (collectively, the "Clarke Capital Entities"). Mr. Clarke is the Manager of the Clarke Capital Entities.

[6] Includes $4,285,682 aggregate principal amount of Continuing LLC Owner Preference Notes and $21,618,090 value of 1,441,206 shares of Class B common stock held by Highland Consumer Fund I Limited Partnership ("Fund I"), $914,368 aggregate principal amount of Certain Sponsor Preference Notes and $4,611,255 value of 307,417 shares of Class A common stock held by HCF—TS Blocker Corp. ("Blocker Corp.") and $137,437 aggregate principal amount of Continuing LLC Owner Preference Notes and $694,125 value of 46,275 shares of Class B common stock held by Highland Consumer Entrepreneurs Fund I Limited Partnership ("Entrepreneurs Fund" and together with Fund I and Blocker Corp., the "Porchlight Entities"). Highland Consumer GP Limited Partnership is the general partner of each of the Porchlight Entities. Highland Consumer GP GP LLC ("HC GP GP") is the general partner of Highland Consumer GP Limited Partnership.

[7] True Science Founders, LLC ("Founders") is primarily owned by current and former employees of the Company. Includes $33,896,400 value of 2,259,760 shares of Class B common stock, which represents Mr. Kennedy's interest in the Class B common stock owned by Founders. Mr. Kennedy is the Manager of Founders.

HoldCo Agreement

In connection with the Transactions, we and the Continuing LLC Owners, which include Clarke Capital, the Porchlight Entities (other than HCF Blocker), McCord Christensen, John Newland, Scott Adcock, James Clarke and



200FSFJk$7GPFLmt3

| PETIQ | Donnelley Financial | VDI-W7-PR3-1432 12.2.12 | ADG peree0px | 30-Jun-2017 19:57 EST | | 317694 TX 94 | 16* |
| DRS | | CHW | | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

term is defined in the HoldCo Agreement. PetIQ, as the sole managing member, must consent to any indemnification claims, which claims could involve indemnification for negligence or under theories of strict liability.

Amendments. The HoldCo Agreement may be amended with the consent of the sole managing member. Notwithstanding the foregoing, no amendment to the HoldCo Agreement will be effective with respect to a Continuing LLC Owner that does not vote in favor thereof if such amendment would materially and adversely affect the rights of such Continuing LLC Owner other than on a pro rata basis with the other Continuing LLC Owners unless if more than one holder is so effected and such amendment is approved by a majority of the affected holders.

No amounts have been paid or are payable to the Continuing LLC Owners in connection with the HoldCo Agreement.

Registration Rights Agreement

In connection with the Transactions, we intend to enter into a registration rights agreement with the Continuing LLC Owners and Certain Sponsors, which include certain of our directors, officers and 5% stockholders. The registration rights agreement will provide Certain Sponsors with certain demand registration rights, including shelf registration rights, in respect of any shares of our Class A common stock held by them, subject to certain conditions. In addition, in the event that we register additional shares of Class A common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to Certain Sponsors and the Continuing LLC Owners of our intention to effect such a registration and, subject to certain limitations, include shares of Class A common stock held by them in such registration. We also will undertake in the registration rights agreement to file a shelf registration statement as soon as we meet the applicable eligibility criteria and to use commercially reasonable efforts to have the shelf registration statement declared effective as soon as practicable and to remain effective in order to register the exchange of LLC Interests together with shares of Class B common stock for shares of Class A common stock by certain Continuing LLC Owners from time to time. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the registration rights agreement. The registration rights agreement will include customary indemnification provisions in favor of the Continuing LLC Owners and Certain Sponsors, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

No amounts have been paid or are payable to the Continuing LLC Owners and Certain Sponsors in connection with the Registration Rights Agreement.

Preference Notes

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps to PetIQ. In exchange for this contribution of the Sponsor Corps to PetIQ, the Certain Sponsors will receive the Certain Sponsor Preference Notes in an aggregate amount of $27.7 million and an aggregate of 5,665,574 shares of Class A common stock (which shares represent the remaining value of each Certain Sponsor's indirect interest in HoldCo immediately prior to the respective contribution after taking into consideration the amount of the applicable Certain Sponsor Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Sponsor Corps). In addition, the LLC Interests to be received in the Reclassification will be allocated to the Sponsor Corps and the Continuing LLC Owners. The number of LLC Interests to be allocated to the Sponsor Corps, and therefore indirectly to PetIQ, will be equal to the number of shares of Class A common stock that Certain Sponsors receive in the Contributions. The Continuing LLC Owners (i) will exchange certain LLC interests for the Continuing LLC Owner Preference Notes payable by PetIQ in the aggregate amount of $24.8 million and (ii) will receive from PetIQ LLC an aggregate of 8,351,928 LLC Interests (which LLC Interests represent the remaining value of each Continuing LLC Owner's interest in HoldCo immediately prior to the Reclassification after taking into consideration the amount of the applicable Continuing LLC Owner Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Sponsor Corps). The Preference Notes will accrue interest at a rate of two percent per annum and will be immediately due and payable upon the consummation of this offering. The Company will repay the Preference Notes with the proceeds of this offering.



| PETIQ | Donnelley Financial | ADGP64RS05 12.2.12 | ADG pf_rend | 30-Jun-2017 03:24 EST | | 317694 TX 96 | 14* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock, after the consummation of the Transactions and this offering, for:

- each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;
- each of our directors;
- each of our named executive officers; and
- all of our executive officers and directors as a group.

As described in "The Transactions" and "Certain Relationships and Related Party Transactions," each Continuing LLC Owner will be entitled to have his, her or its LLC Interests exchanged, along with a corresponding number of shares of our Class B common stock, for Class A common stock on a one-for-one basis, or, at the option of PetIQ, cash equal to the market value of the applicable number of our shares of Class A common stock. In connection with this offering, we will issue to each Continuing LLC Owner one share of Class B common stock for each LLC Interest it owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests each such Continuing LLC Owner will own immediately prior to and after this offering (but after giving effect to the Transactions). See "The Transactions." Although the number of shares being offered hereby to the public and the total combined number of shares of Class A common stock and Class B common stock outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of common stock held by the beneficial owners set forth in the table below after the consummation of the transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $15.00 per share (the midpoint of the price range listed on the cover page of this prospectus). See "Prospectus Summary—The Offering."



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 30-Jun-2017 15:33 EST | | 317694 TX 97 | 27* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the exchange right described above, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o PetIQ, Inc., 500 E. Shore Drive—Suite 120, Eagle, Idaho 83616. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

| NAME OF BENEFICIAL OWNER | SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING | | SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING | | TOTAL COMMON STOCK BENEFICIALLY OWNED AND VOTING POWER AFTER THE OFFERING |
	NUMBER	PERCENTAGE	NUMBER	PERCENTAGE	PERCENTAGE
5% Stockholders					
Eos Funds [1]	5,358,157	45.6%	—	—%	26.7%
Clarke Capital Entities [2]	—	—%	1,078,280	12.9%	5.4%
Porchlight Entities [3]	307,417	2.6%	1,499,962	18.0%	9.0%
True Science Founders, LLC [4]	—	—%	2,259,760	27.1%	11.2%
Named Executive Officers and Directors					
McCord Christensen [5]	—	—%	907,392	10.9%	4.5%
John Newland	191,815	1.6%	—	—%	1.0%
Scott Adcock [6]	—	—%	824,229	9.9%	4.1%
Mark First [1]	5,358,157	45.6%	—	—%	27.5%
Gary Michael	—	—%	—	—%	—%
James Clarke [2][7]	—	—%	2,541,916	30.4%	12.6%
Ronald Kennedy [4][8]	—	—%	458,786	5.5%	2.3%
All Executive Officers and Directors as a Group (7 persons)	5,549,972	47.2%	4,732,323	56.7%	51.1%

[1] Includes 4,509,781 shares of Class A common stock held by ECP IV TS Investor Co. and 848,376 shares of Class A common stock held by Eos TS Investor Co, which are affiliates (collectively, the "Eos Funds"). As Managing Director of Eos Management, Mr. First has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. Mr. First disclaims any beneficial ownership of the stock owned by the Eos Funds. The principal business address for the Eos Funds is 320 Park Avenue, 9th Floor, New York, NY 10022.

[2] Includes 46,202 shares of Class B common stock held by Labore et Honore LLC TS F Series, 254,110 shares of Class B common stock held by Labore et Honore LLC TS E Series, 168,466 shares of Class B common stock held by Labore et Honore LLC TS Preferred Series, 100,668 shares of Class B common stock held by Labore et Honore LLC TS C Series, 350,375 shares of Class B common stock held by Labore et Honore LLC and 158,459 shares of Class B common stock held by Labore et Honore LLC TS Founders Series (collectively, the "Clarke Capital Entities"). As the Manager of the Clarke Capital Entities, Mr. Clarke has voting and investment control over and may be deemed to be the beneficial owner of shares held by the Clarke Capital Entities. The principal business address for Clarke Capital is 5152 Edgewood Drive, Suite 375, Provo, UT 84604.

[3] Includes 1,441,206 shares of Class B common stock held by Highland Consumer Fund I Limited Partnership ("Fund I"), 307,417 shares of Class A common stock held by HCF—TS Blocker Corp. ("Blocker Corp.") and 46,275 shares of Class B common stock held by Highland Consumer Entrepreneurs Fund I Limited Partnership ("Entrepreneurs Fund" and together with Fund I and Blocker Corp., the "Porchlight Entities"). Highland Consumer GP Limited Partnership is the general partner of each of the Porchlight Entities. Highland Consumer GP GP LLC ("HC GP GP") is the general partner of Highland Consumer GP Limited Partnership. The principal business address for the Porchlight Entities is 20 William Street, Suite 115, Wellesley, MA 02481.

[4] True Science Founders, LLC is primarily owned by current and former employees of the Company. Includes 297,081 shares of Class B common stock, which represents Mr. Kennedy's interest in Class B common stock owned by True Science Founders, LLC

97



| PETIQ | Donnelley Financial | IL0104AM021170 12.2.12 | ADG grayg0cw | 30-Jun-2017 13:38 EST | | 317694 TX 98 | 16* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

("Founders"). As the Manager of Founders, Mr. Kennedy has voting and investment control over and may be considered the beneficial owner of all stock owned by Founders.

(5) Includes 83,163 shares of Class B common stock held by Christensen Series F LLC and 824,229 shares of Class B common stock held by Christensen Ventures, LLC (collectively, the "Christensen Entities"). Mr. Christensen is the manager of the Christensen Entities and has voting and investment control over the shares of Class B common stock held by the Christensen Entities.

(6) Shares held by Adcock Ventures, LLC. Mr Adcock is the manager of Adcock Ventures, LLC and has voting and investment control over the shares of Class B common stock held by Adcock Ventures, LLC.

(7) Includes 983,804 shares of Class B common stock held by The JNC 101 Trust of which Andrea Clarke, the wife of Mr. Clarke is the trustee, 239,916 shares of Class B common stock held by the James N. Clarke Irrevocable Trust, dated December 27, 2012 of which Mrs. Clarke is the trustee and 239,916 shares of Class B common stock held by the Andrea M. Clarke Irrevocable Trust, dated December 27, 2012 of which Mr. Clarke is the trustee.

(8) Includes 161,705 shares of Class B common stock held by Kennedy Family Investments, LLC, the manager of which is Mr. Kennedy.



| PETIQ | Donnelley Financial | ADGP64RS05 12.2.12 | ADG pf_rend | 30-Jun-2017 03:24 EST | | 317694 TX 99 | 13* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our bylaws, each of which will be in effect prior to the completion of this offering, are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. Under "Description of Capital Stock," "we," "us," "our" and "our Company" refers to PetIQ and not to any of its subsidiaries.

Our current authorized capital stock consists of 1,000 shares of common A stock, par value $0.001 per share, and 1,000 shares of Class B common stock, par value $0.001 per share. As of the consummation of this offering, our authorized capital stock will consist of shares of   Class A common stock, par value $0.001 per share, 8,551,928 shares of Class B common stock, par value $0.001 per share, and   shares of blank check preferred stock.

Common Stock

Upon consummation of this offering, there will be 11,751,342 shares of our Class A common stock issued and outstanding and 8,351,928 shares of our Class B common stock issued and outstanding.

Class A Common Stock

Voting Rights

Holders of our Class A common stock will be entitled to cast one vote per share. Holders of our Class A common stock will not be entitled to cumulate their votes. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

Dividend Rights

Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights

On our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.

Other Matters

No shares of Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. Upon consummation of this offering, all the outstanding shares of Class A common stock will be validly issued, fully paid and non-assessable. The rights powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Issuance of Class B Common Stock with LLC Interests

Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by Continuing LLC Owners and the number of shares of Class B common stock issued to Continuing LLC Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Shares of Class B common stock will be cancelled on a one-for-one basis upon the exchange of LLC Interests pursuant to the terms of the HoldCo Agreement.



| PETIQ | Donnelley Financial | IL0647AM026204 12.2.12 | ADG pellc0cw | 30-Jun-2017 15:31 EST | | 317694 TX 104 | 14* |
| DRS | START PAGE | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon exchange of LLC Interests), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we expect our Class A common stock to be approved for listing on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 11,751,342 shares of Class A common stock, assuming the issuance of 5,666,667 shares of Class A common stock offered by us in this offering and the issuance of 5,665,574 shares of Class A common stock to Certain Sponsors in the Contribution. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 419,101 shares of Class A common stock (or 8,771,029 shares of Class A common stock, including 8,351,928 shares of Class A common stock issuable upon exchange of LLC Interests) will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-Up Agreements

We, our executive officers, directors and holders of all of our Class A common stock on the date of this prospectus, who collectively own   shares of our Class A common stock, or securities exercisable for or exchangeable into shares of our Class A common stock, including LLC Interests, following this offering, have agreed that, without the prior written consent of Jefferies LLC, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. Jefferies LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. The lock-up restrictions and specified exceptions are described in more detail under "Underwriting."

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144 of the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least six months is entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

- 1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 1,175,134 shares immediately after this offering; or
- the average weekly trading volume in our Class A common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NASDAQ Global Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.



| PETIQ | Donnelley Financial | ADGP64RS05 12.2.12 | ADG pf_rend | 30-Jun-2017 03:25 EST | | 317694 TX 105 | 11* |
| DRS | | | CHW | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, pursuant to Rule 701 under the Securities Act, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144 under the Securities Act. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable under our 2017 Omnibus Incentive Plan. We expect to file the registration statement covering 1,914,047 shares offered pursuant to our 2017 Omnibus Incentive Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of   shares of Class A common stock or   shares of Class A common stock, including   shares of Class A common stock issuable upon exchange of LLC Interests, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.


200FSFJk$75DtP7M>

| PETIQ | Donnelley Financial | ADGP64RS16 12.2.12 | ADG pf_rend | 30-Jun-2017 03:24 EST | 317694 TX 110 | 17* |
| DRS | START PAGE | CHW | | 23-Jun-2017 17:26 EST | COMP | PS PMT 1C |

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated   , 2017, among us and Jefferies LLC, as the representative of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC	
William Blair & Company, L.L.C.	
Oppenheimer & Co. Inc.	
Raymond James & Associates, Inc.	
SunTrust Robinson Humphrey, Inc.	
Total	5,666,667

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $ per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $ per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.


200FSFJk$75Dzu9tL

| PETIQ | Donnelley Financial | ADGP64RS16 12.2.12 | ADG pf_rend | 30-Jun-2017 03:24 EST | | 317694 TX 111 | 11* |
| DRS | | CHW | | 23-Jun-2017 17:26 EST | COMP | PS PMT | 1C |

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	PER SHARE		TOTAL	
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $4.5 million.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the trading symbol "PETQ."

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 850,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

- sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act, or